05038590

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC MAIL RECEIVED PROCESSING MAR - 1 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advanced Equities, Inc.

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 1650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwight Bager (312) 377-5300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Dwight Bager, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Advanced Equities, Inc., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
25th day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Dwight D. Bager
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Advanced Equities, Inc.
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Advanced Equities, Inc.

We have audited the accompanying statement of financial condition of Advanced Equities, Inc. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advanced Equities, Inc. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 23, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Advanced Equities, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 1,182,818
Receivable from clearing brokers	937,315
Advances to Parent	2,921,398
Other assets	94,499
Total assets	**$ 5,136,030**

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,167,469
Stockholder's equity	3,968,561
Total liabilities and stockholder's equity	**$ 5,136,030**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Advanced Equities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. It provides both investment banking and retail brokerage services. The investment banking services include, but are not limited to, participating in underwritings on a "best-efforts" basis and acting as an agent in private equity placements. The retail securities transactions of customers, located primarily in North America, are introduced to and cleared through clearing brokers on a fully disclosed basis. The Company is a wholly owned subsidiary of Advanced Equities Financial Corp., formerly AEI Holding Corporation (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Investment banking fees arise from securities offerings in which the Company acts as an underwriter. Investment banking fee income and expenses are recorded when realized, generally on the date of closing. Customers' securities transactions and the related commission income and expense are recorded on trade date.

Income Taxes—The Company and its Parent have elected to be taxed as "S corporations" under the Internal Revenue Code. Accordingly, the Company's taxable income is included in the consolidated tax return of the Parent, and the stockholders of the Parent are liable for individual income taxes on their respective shares of the consolidated taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments, and are either reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Receivable from Clearing Broker

The receivable from clearing broker represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing broker and commissions earned collateralize amounts due to the clearing broker, if any.

Note 3 Related Parties

Certain of the Parent's stockholders are members of the Company's management.

The Company entered into a secondary clearing agreement with another broker-dealer that is affiliated by common ownership and its clearing broker, whereby certain customer accounts of the Company are introduced to the clearing broker on a fully disclosed basis through the affiliate. At December 31, 2004, the receivable from clearing broker includes $92,197 of commissions receivable for transactions introduced by this affiliated entity.

The Company also pays fees to the same affiliate for raising monies in securities offerings in which the Company acts as an underwriter.

Note 3 Related Parties, *Continued*

Pursuant to an administrative agreement with its Parent, certain compensation and administrative expenses of the Company are paid by the Parent. At December 31, 2004, included in accounts payable and accrued expenses is approximately $226,000 payable to the Parent.

Advances to the Parent represent payments made by the Company to fund certain activities of the Parent. At December 31, 2004, this balance does not bear any interest.

Note 4 Commitments and Contingencies

Effective January 31, 2005, the Company and the Parent (collectively the "Tenant") entered into an office space lease under a noncancelable operating lease agreement that expires on January 31, 2015. The Tenant is jointly and severally liable for rental lease commitments under this lease. Effective February 1, 2007, assuming no default, as defined in the lease, the Company will no longer be a party to the lease. The aggregate minimum annual rental commitments under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2005	$ 150,627
2006	168,839
2007	173,904
2008	179,121
2009	184,495
Thereafter	1,026,759
	$ 1,883,745

Pursuant to the terms of the lease agreement, the Parent made a cash deposit of $197,937 that collateralizes the bank letter of credit issued in connection with the office space lease.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

Note 5 Off-Balance-Sheet Credit Risk

Credit Risk—Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Note 5 Off-Balance-Sheet Credit Risk, *Continued*

Concentration of Credit Risk—The Company introduces all retail securities trades to its clearing brokers. In the event the clearing brokers do not fulfill their obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $952,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.